March 31, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Chris Edwards

Re:	Zentalis Pharmaceuticals, LLC Registration Statement on Form S-1 (File No. 333-236959) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 1,344 copies of the Preliminary Prospectus dated March 30, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, April 2, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

JEFFERIES LLC

SVB LEERINK LLC

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dirks
	Name:	Kalli Dirks
	Title:	Executive Director

JEFFERIES LLC

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Gabriel Cavazos
	Name:	Gabriel Cavazos
	Title:	Managing Director

[Signature Page to Acceleration Request]